12 March 1999






Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA

         Re:    Invu, Inc. (formerly Sunburst Acquisitions I, Inc.) ("Sunburst")

Dear Ladies and Gentlemen,

         We were previously the principal accountant for Invu Plc ("Invu"), a subsidiary of Sunburst, and on 14 December 1998 we reported on the financial statements of Invu as of and for the period from date of its incorporation to 31 January 1998. On 15 February 1999 we resigned as the principal accountant of Invu. We have read Sunburst's statements included under Items 4 and 5 of its Form 8-K as they relate to Deloitte & Touche, and we agree with those statements.


For and on behalf of


/s/ Deloitte & Touche
----------------------
Deloitte & Touche